UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s BRL150,000,000
9.50 per cent. Notes due 25 May 2012
payable in United States dollars

Filed pursuant to Rule 3 of Regulation AD
Dated:  May 25, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of BRL150,000,000 principal amount of 9.50 per cent. Notes due 25 May 2012 payable in United States dollars (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).
Item 1.                      Description of Obligations
The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated July 20, 2005 (the “Prospectus”), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated May 20, 2010 (the “Pricing Supplement”), which was previously filed under a report of the ADB dated May 20, 2010.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.
The global agent of the ADB with respect to the Notes is Citibank, N.A., 1 North Wall Quay, Dublin 1, Ireland.
Item 2.                      Distribution of Obligations
See the Prospectus, pages 58 to 60 and the Pricing Supplement.
As of May 20, 2010, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated May 20, 2010, with Royal Bank of Canada Europe Limited, Deutsche Bank AG, London Branch and The Toronto-Dominion Bank (collectively, the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have jointly and severally agreed to purchase, a principal amount of the Notes aggregating BRL150,000,000 for an issue price of 100.782 per cent. of the principal amount less a management and underwriting fee of 0.125 per cent. of the principal amount and a selling concession of 1.00 per cent. of the principal amount, translated into U.S. dollars at the USD/BRL exchange rate of 1.7718.

The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about May 25, 2010.
The Managers propose to offer all the Notes to the public at the public offering price of 100.782%.
The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Royal Bank of Canada Europe Limited	BRL144,000,000
Deutsche Bank AG, London Branch	3,000,000
The Toronto-Dominion Bank	3,000,000
Total	BRL150,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 8 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit Total in BRL Total in U.S.$	100.782% BRL151,173,000.00 U.S.$85,321,706.74	1.125% BRL1,687,500.00 U.S.$952,421.27	99.657% BRL149,485,500.00 U.S.$84,369,285.47

Item 4.                      Discounts and Commissions to Sub-Underwriters and Dealers

  See Item 3.

Item 5.                      Other Expenses of Distribution

Item	Amount

Legal Fees	$41,500*
Listing Fees (Luxembourg)	$ 5,000*

*           Asterisks indicate that expenses itemized above are estimates.

Item 6.                      Application of Proceeds
  See the Prospectus, page 5.
Item 7.                      Exhibits
(a)	(i)	Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.
	(ii)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.
(b)	Copy of an opinion of counsel as to the legality of the Notes.
(c)	Terms Agreement dated May 20, 2010, previously filed under a report of the ADB dated May 20, 2010.
(d)	(i)	Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.
	(ii)	Pricing Supplement dated May 20, 2010, previously filed under a report of the ADB dated May 20, 2010.

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